DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

October 2, 2009

VIA OVERNIGHT COURIER AND EDGAR

Ms. Jennifer Gowetski

Ms. Angela McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010CF/AD8

Washington, D.C. 20549

Re:	KBS Legacy Apartment Community REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed on October 2, 2009
File No. 333-161449

Dear Ms. Gowetski and Ms. McHale:

On behalf of our client, KBS Legacy Apartment Community REIT, Inc. (the “Registrant”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to C. Preston Butcher, Chief Executive Officer of the Registrant, dated September 14, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter.

For the Staff’s convenience, the Registrant is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes from the Registrant’s first filing on August 19, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean courtesy copies of Amendment No. 1.

General

1.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

October 2, 2009

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To date, the Registrant has not prepared any supplemental sales materials. The Registrant acknowledges, however, its obligations under Item 19.D. of Industry Guide 5, including its obligation to file supplemental sales literature prior to first use and to ensure that the sales literature is “consistent with the representations in the prospectus.”

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prior to first use, the Registrant will provide the Staff with supplemental copies of any graphics, maps, photographs, and related captions or other artwork including logos that the Registrant intends to use in the prospectus. We are providing supplementally a copy of the Registrant’s logo, which it plans to use on the cover of the prospectus and on the subscription agreement. This is the only graphic the Registrant has prepared to date. The Registrant will provide any additional graphics as they become available.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

The Registrant understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no-action letters cited above, and the terms of the Registrant’s plan, including the requirement to honor redemptions on a pro rata basis (except for redemptions that would cause the redeeming stockholder to violate the ownership limits in the Registrant’s charter), we believe that the Registrant’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

4.

We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to

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your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Alston & Bird LLP (letter dated October 22, 2007) grants relief to non-traded REITs that purchase shares of their common stock under an established share redemption program while engaged in a distribution if five conditions are met. The Registrant’s proposed share redemption program meets each of these five conditions:

(i)	there is no trading market for the Registrant’s common stock and none is expected to develop until the Registrant’s common shares are listed, which may never occur;

(ii)	the Registrant’s share redemption program would terminate if a secondary market for the Registrant’s common stock ever developed;

(iii)	the Registrant will redeem shares at a price that is lower than or equal to the current public offering price, depending upon how long a person has held his shares and whether the redemption is made upon a stockholder’s death, “qualifying disability” or “determination of incompetence;”

(iv)	the terms of the plan are fully disclosed in the Registrant prospectus; and

(v)	except with respect to the Registrant’s exemption from Regulation M with respect to the share redemption program, the Registrant will comply with Regulation M.

5.	You do not appear to have included disclosure required by Items 102 and 103 of Regulation S-K. Please revise or advise.

The Registrant respectfully notes that Item 102 of Regulation S-K is not a disclosure item requirement of Form S-11. Nevertheless, upon consideration of the disclosure called for by Item 102 regarding materially important physical properties of the registrant, the Registrant confirms that it currently has no relevant information to disclose. The Registrant is newly formed and currently owns no physical property.

The Registrant acknowledges the disclosure requirements of Item 103 of Regulation S-K regarding material pending legal proceedings and confirms that there are no applicable proceedings to disclose. In accordance with Rule 404 under the Securities Act, the Registrant has omitted reference to this item in the registration statement.

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6.	We note your disclosure beginning on page 80 regarding conflicts of interest. Please revise to include disclosure regarding related party transactions as per Item 404 of Regulation S-K.

We respectfully submit that we believe the current disclosure meets the requirements of Item 404 of Regulation S-K. However, we have added disclosure in the conflicts of interest section under the new heading “Transactions with Related Persons” that cross-references to information in the prospectus that is responsive to Item 404. We believe that the addition of this section will make it easier for readers to locate the responsive disclosure without creating potentially confusing duplication.

Cover Page

7.	The cover page should contain only information required by Item 501 or that is key information. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K.

We have made the requested revisions. As required by Item 501(b), we have revised the presentation of the cover page information to fit on a single page.

Are there any risks involved in an investment in your shares?, page 2

8.	In the tenth bullet point, please quantify the amount of shares that you would need to sell in order to achieve such a diverse portfolio.

The Registrant respectfully submits that it cannot accurately estimate a fixed quantity of shares that it would need to sell in order to achieve a “diverse” portfolio. Rather, the Registrant believes it is appropriate to consider portfolio diversity in relative rather than categorical terms. Therefore, we have revised the relevant bullet point to highlight the risk associated with the relative lack of diversity that could result if the Registrant is not able to raise the maximum offering amount.

9.	Please include a bulleted risk factor related to your intention to concentrate your investments in one sector—i.e., the apartment community sector. We note your related disclosure on page 42.

We have made the requested revision. See page 4 of Amendment No. 1

10.	Please revise to quantify and briefly describe the fees paid to your sponsors, your advisor and their respective affiliates. In addition, please quantify the percentage of debt you intend to incur.

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We refer the Staff to pages 14-19 where we have included the summary compensation table describing fees paid to the sponsors, the advisor and their affiliates and our disclosure in the “Management Compensation” section quantifying all such fees. We have revised this question and answer to cross-reference the summary compensation table and to include a statement that once the registrant has fully invested the proceeds of this offering, it expects debt financing to be between 50% and 65% of the cost of its tangible assets (before deducting depreciation or other noncash reserves).

What is the experience of your KBS sponsors?, page 7

11.	Please revise to specifically discuss your sponsors’ experience in investing in your target assets, namely multifamily residential properties.

We have made the requested revision to include a discussion of the experience of our KBS sponsors in investing in multifamily residential properties. See page 9 of Amendment No. 1. However, we note that pursuant to the joint venture arrangements between the registrant’s sponsors, as discussed on pages 73-74 of Amendment No. 1, day-to-day duties related to the acquisition, asset management and disposition of the Registrant’s properties will be handled primarily by the Legacy sponsors and the real estate professionals associated with the Legacy sponsors. As a result, we believe that the multifamily residential investment experience of the Legacy sponsors and their affiliates, as discussed on pages 6-7 and 66-68 of Amendment No. 1 is likely to be more relevant to potential investors in the Registrant’s securities.

What conflicts of interest will your sponsors face?, page 11

12.	We note that KBS Capital Advisors may be entitled to a termination fee if it would have been entitled to a subordinated participation in net cash flows had the portfolio been liquidated on the termination date. Please revise to briefly describe when KBS Capital Advisors would be entitled to such subordinated participation, quantify the termination fee and clarify if KBS Capital Advisors is entitled to such termination fee if it terminates the advisory agreement.

We have made the requested revision. See page 12 of Amendment No. 1.

What is your organizational structure?, page 13

13.	Please revise to briefly describe in a footnote or otherwise the mechanics of the assignment of economic interest in the advisory agreement to KBS-Legacy Apartment Community REIT Venture, LLC.

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We have made the requested revision. See pages 13-14 of Amendment No. 1. We have added corresponding disclosure in the section where we discuss the sub-advisory arrangement on page 74 of Amendment No.1.

What are the fees that you will pay to your sponsors, their respective affiliates and your directors, page 14

14.	We note, for the purposes of the acquisition advisory fees and the asset management fee, that “cost” appears to equal the amount actually paid and/or budgeted. Please revise to clarify how a “budgeted” amount would be used to calculate these fees.

We have added footnote 6 to the management compensation table on page 80 to include an example that illustrates how a “budgeted” amount is used to calculate the acquisition advisory fee and the asset management fee. The example provided is as follows:

For the purpose of determining the acquisition advisory fee with respect to an acquired property, the cost of investment includes amounts budgeted and allocated for capital improvement of the property, however our advisor intends to defer the portion of the fee attributable to budgeted capital improvement costs until such costs are actually incurred. For example, if we acquire a property for an initial cost of $10 million (inclusive of acquisition expenses), but the investment plan proposed by our advisor and approved our board of directors budgets an additional $2 million of capital improvement costs, the total cost for the property would be $12 million. However, if only $10 million of this amount is incurred upon the closing of the acquisition, the advisor would be paid $100,000 (or 1.0% of $10 million) upon closing. The remaining $20,000 of the fee attributable to budgeted capital improvement costs of $2 million would be paid when and if budgeted costs are actually incurred.

Budgeted capital improvement costs are treated similarly for the purpose of determining the monthly asset management fee. For each monthly period in which an asset management fee is payable, the cost of investment for a property would include its initial acquisition cost (inclusive of acquisition expenses), plus budgeted or allocated capital improvement costs actually incurred to date, plus acquisition fees paid to date. For example, assume a portfolio consisting of one property that we initially acquired for $10 million (inclusive of acquisition expenses) and for which we have budgeted an additional $2 million of capital improvement costs. Assuming we had not incurred any capital improvement costs during the initial monthly period following this acquisition, the asset management fee for the first month period would be as follows:

First monthly asset management fee	=	1/12 X 1.0% of (incurred cost + acquisition fee)
	=	1/12 X 1.0% of (10,000,000 + 100,000)
	=	1/12 X 101,000
	=	$8,416

Assuming we had incurred the $2 million of capital improvement costs in the following month, the asset management fee for the period would be as follows:

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Second monthly asset management fee	=	1/12 X 1.0% of (12,000,000 + 120,000)
	=	1/12 X 121,200
	=	$10,100

How long will this offering last?, page 23

15.	We note your disclosure that you may decide to continue your primary offering beyond two years from the date of the prospectus and that you may provide such information in a prospectus supplement. Please note that although it is permissible for the prospectus to indicate that the offering may be extended beyond the initial two-year period, it must also state the termination date of any extension period. Please revise to state the final termination date of the extension period.

We have revised the disclosure in Amendment no. 1 to state as follows: “We expect to sell the 200,000,000 shares offered in our primary offering over a two-year period, or by ___________, 2011. If we have not sold all of the shares within two years, we may continue the primary offering for an additional year until __________, 2012. Under rules promulgated by the SEC, should we determine to register a follow-on offering, we may extend this offering up to an additional 180 days beyond __________, 2012. If we decide to continue our primary offering beyond two years from the date of this prospectus, we will provide that information in a prospectus supplement.” We currently cannot be more specific regarding the actual completion dates for the offering, because they will be calculated by reference to the initial effective date of the registration statement. We confirm that the actual dates will be inserted in the final prospectus once the initial effective date has been determined. The SEC rule that we refer to in this disclosure is Rule 415(a)(5)(ii)(A), which permits issuers that have filed a follow-on registration statement to continue to offer and sell securities registered in the initial offering up until the earlier of (i) the effectiveness of the follow-on registration statement following the third anniversary of the effective date of the registration statement for the initial offering or (ii) 180 days following the third anniversary of the effective date of the registration statement for the initial offering.

16.	Here, or elsewhere where appropriate, please revise to discuss the limitations, if any, on your ability to commence a follow on offering with the same or similar terms. We note your disclosure on page 160, which seems to complete follow-on offerings.

We direct the staff to the second paragraph included under “How long will this offering last?” on page 23 of Amendment No. 1 where we state that the Registrant may conduct a follow-on offering upon the termination of this offering and that the Registrant’s charter will not restrict its ability to conduct offerings in the future.

Will I be notified of how my investment is doing?, page 27

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17.	Please disclose that investors will not be notified of the actual per share value until 18 months after the completion of the offering, which may continue indefinitely. Please provide similar risk factor disclosure. We note your related disclosure on page 152.

We direct the staff to the disclosure in the second paragraph under “Will I be notified of how my investment is doing?” on pages 27-28 where the Registrant states that it expects to ask the advisor to provide annual valuations of its shares, that the advisor intends to use the offering price of shares as the estimated per share value until completion of the Company’s offering stage, that the offering stage will not be complete until 18 months have passed without an offering of the Registrant’s equity securities, and that there are no restrictions on the Company’s ability to conduct follow-on offerings.

With regard to the request for related risk factor disclosure, we direct the staff to the risk factor on pages 38-39 of Amendment No. 1 under the caption “The offering price of our shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. We may use the most recent price paid to acquire a share in our offering or a follow-on public or private offering as the estimated value of our shares until we have completed our offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.”

Risk Factors, page 29

18.	We note your statement that: “The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.” Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

We have made the requested revision. See page 29 of Amendment No. 1.

If we pay distributions from sources other than our cash flow from operations…, page 33

19.

We note your disclosure that distributions from sources other than operating cash flow would have the effect of reducing a shareholder’s basis in your stock. Please also clarify that such distributions also would decrease the cash available to invest in

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properties, would reduce the amount of distributions you might make in the future, and may serve to dilute later investors. Please make related revisions to your distribution disclosure on page 155.

We have made the requested revisions. See pages 32-33 and 162 of Amendment No. 1.

Payment of fees to KBS Capital Advisors…, page 39

20.	We note your disclosure in the second paragraph related to the fact that the “investment-return thresholds may be reduced.” Please explain in greater detail this possibility, including the process for reducing such thresholds.

The referenced disclosure relates to the subordinated incentive fees that the advisor may earn under certain circumstances if specified investor return thresholds are achieved. These fees, the Subordinated Participation in Net Cash Flows and the Subordinated Incentive Listing Fee, are described in detail in the management compensation table on pages 78-79 of Amendment No.1 and in the corresponding footnotes to the table. The statement that “investment-return thresholds may be reduced” refers to the fact that the stockholder return thresholds currently set forth in the advisory agreement that must be met before the advisor can earn these fees exceed the charter-imposed minimum thresholds for such incentive fees.

As described in footnote 9 to the management compensation table, the Registrant’s charter requires incentive fees payable to the advisor to be reasonable. Under the charter, an incentive fee based on an interest in gain from the sale of the Registrant’s assets is “presumptively reasonable” if it does not exceed 15% of the balance of net sale proceeds remaining after investors have received a return of their net capital contributions and a 6% per year cumulative, non-compounded return. The Registrant considers the Subordinated Participation in Net Cash Flows and the Subordinated Incentive Listing Fee to be subject to this charter provision. The advisory agreement currently sets the relevant return threshold for these fees at an 8% per year cumulative, non-compounded return. Therefore, if approved by the Registrant’s conflicts committee (which is composed of all of the Registrant’s independent directors), the applicable return thresholds for these fees could be reduced from 8% to as low as 6% without the need to obtain stockholder approval.

Terrorist attacks and other acts of violence…, page 46

21.	It is not clear how this risk is specific to you, as it seems to apply to all public companies. Please revise to clarify how this risk is specific to you or remove the risk factor.

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As requested, we have removed this risk factor due to its generic applicability.

Executive Officers and Directors, page 58

22.	Please provide more detail about Mr. Butcher’s business experience, including positions held, over the past 5 years. Please refer to Item 401 of Regulation S-K.

We have revised Mr. Butcher’s biography to add further detail regarding his business experience and to clarify the positions he has held during the last five years.

23.	Prior to effectiveness, please update your disclosure to name your three independent directors. Please also indicate if any of these persons serve as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisor. To the extent such interest exists, please include appropriate risk factors relating to relevant conflicts of interest.

Prior to effectiveness, we will identify our three independent directors. If applicable, we will include disclosure indicating that the independent director also serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by the Registrant’s sponsors. If such an interest exists, we will include risk factor disclosure relating to the relevant conflict of interest.

The Sub-Advisor, page 72

24.	Please expand your disclosure to explain the types of advisory duties that you expect the sub-advisor to provide.

The current disclosure on pages 73-74 of Amendment No. 1 describes the advisory duties that are contractually delegated to the sub-advisor. However, we have revised the disclosure to clarify that the sub-advisor is not an operating entity and has no employees. Rather, the sub-advisor is the entity used to establish the economic terms of the joint venture among the KBS and Legacy sponsors and allocates contractual responsibility for particular advisory functions among the sponsors. Advisory operations and duties that are assigned by the sub-advisor’s operating agreement to be the responsibility of the KBS sponsor are actually performed by employees of, or persons associated with, KBS Capital Advisors LLC. Similarly, advisory operations and duties that are assigned by the sub-advisor’s operating agreement to be the responsibility of the Legacy sponsor are actually performed by employees of, or persons associated with, Legacy Partners Residential Realty LLC.

Management Compensation, page 75

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25.	We note that where your advisor provides a “substantial” amount of services, it is entitled to a disposition fee. Please revise to clarify if substantial means that you would not be obligated to pay selling commissions to any other party.

We have revised the relevant disclosure on page 79 of Amendment No. 1 to clarify that, in cases where the advisor receives a 1% disposition fee for providing “substantial assistance” to the Registrant in connection with the sale of an asset (as determined by the conflicts committee), the Registrant is not precluded from also engaging an unaffiliated party to assist with the transaction and may be obligated to pay that party an additional amount. This is consistent with the charter that the Registrant will adopt prior to commencing the offering, which, in Section 8.5, contemplates that the advisor, or another affiliate of the sponsor, may participate in a disposition along with an unaffiliated broker.

26.	In the “Other Organization and Offering Expenses” disclosure, please disclose the amount to date that your sponsors have paid on your behalf.

We have made the requested revision. See pages 15 and 76 of Amendment No. 1. As of September 25, 2009 the sponsors have incurred $1,001,179 of other Organization and Offering Expenses, on behalf of the Registrant, of which $340,848 has been paid.

27.	Please explain why you have a separate line item for “Acquisition Expenses” when your Acquisition Advisory Fee already contemplates acquisition expenses. Please clarify whether these expenses will be factored into the 1% figure. In addition, please disclose the party who will receive the Acquisition Expenses.

The “Acquisition Expenses” line item describes reimbursements to the advisor for customary acquisition expenses paid by the advisor to third parties on behalf of the Registrant. It is separately disclosed in the table simply to inform readers that the advisor is entitled to be reimbursement from the Registrant for such expenses to the extent that they are advanced by the advisor. Because the acquisition expenses are incurred in connection with specific transactions and paid to numerous third parties that vary from transaction to transaction, we do not believe it is practicable to identify in the management compensation table the identities of parties that will receive such fees.

The staff correctly notes that the amount of acquisition expenses paid in connection with the acquisition of a property is included in the calculation of the total cost of the investment for such property, which amount is used as the basis for calculating the 1% acquisition advisory fee payable to the advisor. However, because the acquisition expense reflects a reimbursement rather than an item of compensation payable to the advisor, we do not believe that the methodology for calculating the acquisition advisory fee is inappropriate.

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Conflicts of Interest, page 80

28.	We note that KBS REIT II is still offering shares. Please revise to include any conflicts related to this fact, including whether you will compete with KBS REIT II for investors. Please make related revisions to your risk factor disclosure on pages 11 and 34.

We have made the requested revisions. See pages 12, 35 and 84 of Amendment No. 1.

29.	Please revise to clarify how many and to identify which other entities are (i) still purchasing properties and (ii) may directly compete with you for investment opportunities. We note your restrictions on competing business activities on page 85; however, it does not appear that these restrictions extend to affiliates of your sponsors. Please make related revisions to your risk factor disclosure on pages 11 and 34.

In response to your comment, we have revised our disclosure to identify entities sponsored by the Registrant’s sponsors that are purchasing properties. See pages 84-85 of Amendment No. 1. We believe this additional disclosure is appropriate to highlight the potential conflicts of interests related to the allocation of time by key professionals. We have revised the disclosure regarding restrictions on competing business activities of the Registrant’s sponsors to clarify that the restrictions extend to affiliates of KBS Capital Advisors and Legacy Partners Residential Realty LLC. Because the intent and effect of these restrictions is to preclude the sponsors and their affiliates from diverting suitable multifamily residential investment opportunities from the Registrant to other affiliated programs, we believe that the potential conflicts of interest related to competition with such other programs for the allocation of investment opportunities is effectively mitigated and does not currently constitute a material risk.

30.	We note from your disclosure in the fee table on page 18 that you do not plan to sell properties or other assets to affiliates; however, it appears that you are not prohibited from doing so. Please revise to include any conflicts related to this fact.

We have made the requested revision. See page 87 of Amendment No. 1.

31.	We note that a number of your executive officers also hold positions with other entities, some of which are affiliated with you. Please disclose the related conflicts and disclose the amount of time your executive officers will devote to you.

We have made the requested revisions. See page 86 of Amendment No. 1.

32.	We note your disclosure on page 83. Please revise to include potential conflicts

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arising from your actual fee structure. For instance, we note that the structure of the acquisition fee may incent your advisor to acquire properties using a great deal of leverage.

We respectfully submit that the current disclosure does identify potential conflicts arising from the Registrant’s actual fee structure. With regard to the particular example cited, the current disclosure on page 87 states that a conflict exists due to the potential effect of the compensation arrangements on “borrowings to acquire properties and other investments, which borrowings will increase acquisition and asset-management fees payable to our sponsors.” We believe that this particular conflict is mitigated by the Registrant’s stated borrowing policies and by the Registrant’s charter imposed limitation on borrowings to 75% of the cost (before deducting depreciation or other non-cash reserves) of its tangible assets.

Restrictions on Competing Business Activities by our Sponsors, page 85

33.	Please clarify whether this restriction on business activities would include competing for investors during the offering process. We note that the purpose of these restrictions are to mitigate potential conflicts that may arise with respect to investment opportunities, so it is unclear whether such restrictions would cover competition for initial investors.

We have made the requested clarification. See page 89 of Amendment No. 1.

Other Charter Provisions Relating to Conflicts of Interest, page 86

34.	We note that stock based compensation may be paid to affiliates of the advisor. Here, or elsewhere where appropriate, please provide additional disclosure regarding your policies for doing so. Please include in your disclosure a reference to how the fees already built into the advisory agreement will influence decisions regarding this stock based compensation.

The Registrant has determined not to adopt an equity-based compensation plan at this time. Should the Registrant adopt a plan in the future it would be approved by the stockholders and subject to the limitations set forth in Section 9.5 of the charter the Registrant will adopt prior to commencement of its offering. Should the conflicts committee decide to create a stock-based plan in the future, the conflicts committee will consider incentive fees under the advisory agreement in determining the policy for any equity compensation to be paid to affiliates of the advisor. See “Conflicts of Interest – Certain Conflict Resolution Measures – Other Charter Provisions Relating to Conflicts of Interest – Advisor Compensation” at pages 90-91 of Amendment No.1.

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Investment Objectives and Criteria, page 90

35.	Please revise to clarify, if applicable, that the listing date provided for in the charter may be indefinitely extended by a majority of the conflicts committee. Please also include a summary and cover page risk factor regarding that fact.

We have revised the relevant language to clarify that the listing date provided for in the charter may be extended indefinitely (subject to annual re-evaluation) by a majority of the conflicts committee. See page 95 of Amendment No. 1. With regard to the request for related risk factor disclosure, we direct the staff to the first bullet risk factor on the cover page of the prospectus, which states that the Registrant’s charter does not require the directors to list that Registrant’s shares by a specified date. A corresponding summary risk factor appears on page 2 of Amendment No. 1 and the risk is disclosed in greater detail on page 41 under the caption “If we do not successfully implement our liquidation policy, you may have to hold your investment for an indefinite period.”

36.	We note your disclosure about your plans to diversify your portfolio by investment type, size, and risk. Since you intend to invest predominately in apartment communities, please provide more detail as to how you plan to diversity your portfolio by investment type. Similarly, please provide more detail as to how you plan to diversity your portfolio by investment risk.

In response to your comment we have revised the disclosure under the heading “Investment Objectives and Criteria – Acquisition and Investment Policies – Primary Investment Focus” to better highlight how the Registrant plans to diversify its portfolio by investment type and risk within the multifamily residential sector. See pages 98-100 of Amendment No. 1. In summary, the registrant intends to allocate between 70% and 80% of the portfolio to investments in core apartment communities and the remaining 20% to 30% to opportunity-oriented properties. The core investment type features well-located apartment communities that have high occupancy, stable cash flow and require minimal or no capital improvements, and hence, have a relatively low investment risk profile. On the other end of the investment risk spectrum, the opportunity investment type, including development, typically require significant capital improvements and extensive leasing and therefore have a much higher investment risk profile.

Market Outlook for Multifamily Real Estate, page 92

37.	Please provide us with highlighted copies of any study or report to which you cite or upon which you rely. We note your references to several different sources in this section.

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Please see the attached supplemental submission including those materials publicly available and cited in this prospectus.

Prior Performance Summary, page 111

38.	We note your disclosure on pages 117 and 125. Please revise to provide a more specific discussion of any major adverse business developments or conditions experienced by the prior programs. For example and without limitation, we note the results described in Table III on page F-41.

With respect the results described in Table III on page F-41, we direct the staff’s attention to the disclosure on page 123-124 of Amendment No. 1, where we disclose the details of the impairments in the value of certain assets that KBS REIT I recognized during 2008 and the first half of 2009. We believe the current disclosure provides a specific discussion of the material adverse business developments that have been experienced by this program.

We have revised the disclosure with respect to Legacy Partners Affordable Housing Fund and Legacy Partners Realty Funds I, II and III to include a discussion of major adverse business developments and conditions experienced by these programs. See pages 117-120 of Amendment No. 1.

Distributions, page 155

39.	Please clarify whether you intend to pay distributions prior to purchasing properties.

Prior to purchasing properties, the Registrant may pay distributions to stockholders in amounts equivalent to the rate of interest that the Registrant receives on invested capital from short-term interest bearing investments approved by the board of directors.

Tender Offers by Stockholders, page 159

40.	Please briefly describe the term “tender offer.” In particular, please clearly describe any limits on the ability of a shareholder to purchase shares from another individual stockholder.

The Registrant’s charter does not define the term “tender offer.” However, in response to the Staff’s comment, the Registrant notes that the disclosure in this section sets forth the Registrant’s understanding of the charter provision, which is that the procedural requirements with respect to tender offers apply to any “widespread solicitation for shares of the Registrant’s stock at firm prices for a limited time period.”

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The disclosure in the section also sets forth the limits on the ability of its stockholders to initiate tender offers. Specifically, in order for a stockholder of the Registrant to conduct a tender offer to another stockholder, the Registrant’s charter requires that the stockholder comply with Regulation 14D of the Exchange Act and provide the Registrant notice of such tender offer at least 10 business days before initiating the tender offer. Pursuant to the Registrant’s charter, Regulation 14D would require any stockholder initiating a tender offer to provide:

•	Specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;

•	The ability to allow stockholders to withdraw tendered shares while the offer remains open;

•	The right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of the Registrant’s shares; and

•	That all stockholders of the subject class of shares be treated equally.

In addition to the foregoing, the Registrant also describes the ramifications to stockholders should they attempt to conduct a non-compliant tender offer: If any stockholder initiates a tender offer without complying with the provisions set forth above, the Registrant, in its sole discretion, shall have the right to redeem such non-compliant stockholder’s shares and any shares acquired in such tender offer. The non-complying stockholder shall also be responsible for all of the Registrant’s expenses in connection with that stockholder’s noncompliance.

Prior Performance Tables—Legacy Sponsors, page F-17

41.	We note footnote (12) on page F-23 and that all three commercial funds are value added funds that anticipate operating deficits, as a result of repositioning assets. Please revise your disclosure to more specifically describe what you mean by “value added funds” and “repositioning assets.” To the extent applicable, in the prior performance summary, please describe these funds, the expected timeframe for their “operating deficits” and how their investment objectives are similar to yours.

We have revised footnote 12 on page F-23 to clarify the terms referenced in your comment. With respect to the disclosure requested in the prior performance summary, we direct the staff’s attention to pages 117-120 of Amendment No. 1 where the key features of the programs are described, including the anticipated program timeframe and a description of

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how the investment objectives of these programs are similar to those of the Registrant.

Part II. Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits

42.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

We have included a form of the legal and tax opinions with Amendment No. 1. We have also filed the Registrant’s form of escrow agreement and a statement on the restrictions on transferability of the shares.

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Damon McLean at (929) 786-2011 or me at (919) 786-2002.

Very truly yours,

DLA Piper LLP (US)

Robert H. Bergdolt

Partner

cc:	C. Preston Butcher, Chief Executive Officer
KBS Legacy Apartment Community REIT, Inc.